Exhibit 99.5

Disclosure of Transactions in Own Shares

Paris, August 22, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from August 15 to August 19, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
15/08/22	584,481	50.859416	29,726,362.32	XPAR
15/08/22	215,000	50.819348	10,926,159.82	CEUX
15/08/22	45,000	50.823975	2,287,078.88	TQEX
15/08/22	80,000	50.754815	4,060,385.20	AQEU
16/08/22	628,017	51.573024	32,388,735.81	XPAR
16/08/22	214,320	51.588575	11,056,463.39	CEUX
16/08/22	48,874	51.580197	2,520,930.55	TQEX
16/08/22	78,226	51.566525	4,033,842.98	AQEU
17/08/22	635,056	51.365765	32,620,137.26	XPAR
17/08/22	213,888	51.360581	10,985,411.95	CEUX
17/08/22	46,662	51.352622	2,396,216.05	TQEX
17/08/22	77,853	51.355793	3,998,202.55	AQEU
18/08/22	627,359	52.387794	32,865,954.06	XPAR
18/08/22	212,358	52.385592	11,124,499.55	CEUX
18/08/22	50,185	52.407131	2,630,051.87	TQEX
18/08/22	64,613	52.303615	3,379,493.48	AQEU
19/08/22	626,888	52.830546	33,118,835.32	XPAR
19/08/22	206,411	52.840029	10,906,763.23	CEUX
19/08/22	49,108	52.841093	2,594,920.40	TQEX
19/08/22	63,954	52.842106	3,379,464.05	AQEU
Total	4,768,253	51.8009	246,999,908.70

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com